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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                                (Amendment No. )*


                              CNH Holdings Company
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   189747 10 8
                                   -----------
                                 (CUSIP Number)

       Mark S. Pierce, 460 Ogden Street, Denver, CO 80202; (303) 282-0083
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 22, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189747 10 8

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Mark S. Pierce

2.  Check the Appropriate Box If a Member of a Group
                                                                     | | A
                                                                     | | B
3.  Sec Use Only


4.  Source of Funds*

    O: Stock for Stock Exchange

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.  Citizenship or Place of Organization

    United States

                  7.  Sole Voting Power
 Number of
  Shares              2,038,386 Shares
Beneficially
 Owned by         8.  Shared Voting Power
   Each
Reporting             None
  Person
   With           9.  Sole Dispositive Power

                      2,038,386 Shares

                 10.  Shared Dispositive Power

                      None


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,038,386

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|

13.  Percent of Class Represented by Amount in Row (11)

     14% Approximately

14.  Type of Reporting Person*

     Individual

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2000
--------------------

Signature: /s/ Mark S. Pierce
-----------------------------
Mark S. Pierce


-----------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION